
October 27, 2023

Stan Little
Chief Executive Officer
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

> **Re: Surf Air Mobility Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 20, 2023**
> **CIK No. 0001936224**

Dear Stan Little:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeeho Lee